UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Kuzia, Paul H
   1800 West Park Drive
   Suite 250

   Westborough, MA 01581
2. Issuer Name and Ticker or Trading Symbol
   Arch Wireless, Inc. (AWIN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   05/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Exec.Vice Pres. Tech & Reg Aff
   Technology & Regulatory Affair
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  05/29/02    J (1)    440           D                              D  Direct
Common Stock                                  05/29/02    A (2)    73,223        A               73,223         D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $6.0625         05/29/02       J (1)                      10,211                        05/16/10
to buy)
Incentive Stock Option (right  $7.8282         05/29/02       J (1)                      32,013                        06/03/09
to buy)
Incentive Stock Option (right  $13.5939        05/29/02       J (1)                      6,387                         03/04/08
to buy)
Incentive Stock Option (right  $15.1875        05/29/02       J (1)                      23,229                        01/16/08
to buy)
Non-Qualified Stock Option     $0.9688         05/29/02       J (1)                      59,000                        12/13/10
(right to buy)
Non-Qualified Stock Option     $6.0625         05/29/02       J (1)                      253,089                       05/16/10
(right to buy)
Non-Qualified Stock Option     $7.8282         05/29/02       J (1)                      9,655                         06/03/09
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  05/29/02  Common Stock                   10,211                    0             D   Direct
to buy)
Incentive Stock Option (right  05/29/02  Common Stock                   32,013                    0             D   Direct
to buy)
Incentive Stock Option (right  05/29/02  Common Stock                   6,387                     0             D   Direct
to buy)
Incentive Stock Option (right  05/29/02  Common Stock                   23,229                    0             D   Direct
to buy)
Non-Qualified Stock Option     05/29/02  Common Stock                   59,000                    0             D   Direct
(right to buy)
Non-Qualified Stock Option     05/29/02  Common Stock                   253,089                   0             D   Direct
(right to buy)
Non-Qualified Stock Option     05/29/02  Common Stock                   9,655                     0             D   Direct
(right to buy)

Explanation of Responses:

(1)
Cancelled as of May 29, 2002 pursuant to the First Amended Joint Plan of Reorganization of Arch Wireless, Inc. and its wholly owned, domestic subsidiaries, which was confirmed by the United States Bankruptcy Court for the District fo Massachusetts, Western Divisio
n, on May 15, 2002.
(2)
Issued as of May 29, 2002 pursuant to the First Amended Joint Plan of Reorganization of Arch Wireless, Inc. and its wholly owned, do mestic subsidiaries, which was confirmed by the United States Bankruptcy Court for the District of Massachusetts, Western Division,
on May 15, 2002.

SIGNATURE OF REPORTING PERSON
/S/ Kuzia, Paul H
DATE 06/06/02